Exhibit 99.1

Yintech Enters into Definitive Agreement for Going-Private Transaction

SHANGHAI, August 17, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Yinke Holdings Ltd (“Parent”) and Yinke Merger Co. Ltd (“Merger Sub”), a wholly-owned subsidiary of Parent, pursuant to which the Company will be acquired by a group of rollover shareholders (the “Rollover Shareholders”) in a transaction implying an equity value of the Company of approximately US$540.2 million (the “Merger”).  The Rollover Shareholders include Mr. Wenbin Chen, co-founder, chairman of the board of directors (the “Board”) and chief executive officer of Yintech, Mr. Ming Yan, co-founder and director of Yintech, Ms. Ningfeng Chen, co-founder and director of Yintech (collectively, the “Buyer Group”), and, certain other shareholders of the Company. The Rollover Shareholders have entered into a rollover and contribution agreement (the “Rollover Agreement”), pursuant to which each Rollover Shareholder will contribute the ordinary shares of the Company, with par value US$0.00001 per share (each, a “Share”) held by him, her or it into Merger Sub immediately prior to the closing of the Merger in exchange for newly issued ordinary shares of Parent.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist, in exchange for the right to receive US$0.365 in cash per Share without interest (the “Per Share Merger Consideration”), and each American depositary share of the Company, each representing twenty Shares (each, an “ADS”), issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$7.30 in cash per ADS without interest (together with the Per Share Merger Consideration, the “Merger Consideration”).

At the Effective Time, (i) each option (each, a “Company Option”) to purchase Shares granted under the Company’s share incentive plans that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will be cancelled, and each holder of such Company Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share of such Company Option by (y) the number of Shares underlying such Company Option; and (ii) each restricted share unit (each, a “Company RSU”) granted under the Company’s share incentive plans that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will be cancelled, and the holder of such Company RSU will have the right to receive an amount in cash determined by multiplying (x) the Per Share Merger Consideration by (y) the number of Shares underlying such Company RSU.

The Merger Consideration represents a premium of 38.26 % to the closing price of the Company’s ADSs on June 19, 2020, the last trading day prior to the Company’s announcement of its receipt of the “going-private” proposal, and a premium of 29.89 % to the average closing price of the Company’s ADSs during the 30 trading days prior to its receipt of the “going-private” proposal.

The Rollover Shareholders intend to fund the Merger with cash on hand of Parent, Merger Sub, the Company and its subsidiaries, available lines of credit and other sources of funds available to Parent and Merger Sub. Pursuant to the Rollover Agreement, Merger Sub will own approximately 91.6% of the outstanding Shares and voting power of the Company immediately prior to the closing of the Merger and acquire all remaining Shares through the Merger, pursuant to which Merger Sub will merge with and into the Company.

The Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors. Because the Merger will be in the form of a “short-form” merger in accordance with section 233(7) of the Companies Law of the Cayman Islands, with the Company being the company surviving the Merger, the Merger does not require a shareholder vote or approval of the Company’s shareholders.

The Merger is currently expected to close in the fourth quarter of 2020. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Select Market, and the Company’s ADS program will be terminated.

Duff & Phelps, LLC is serving as financial advisor to the Special Committee; Kirkland & Ellis is serving as U.S. legal counsel to the Special Committee; and Walkers and Harneys are serving as Cayman Islands legal advisors to the Special Committee. Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group, and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Yintech’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Yintech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270

E-mail: ir@yintech.cn